

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Roman Zherdytskyi
President, Secretary and Chief Financial Officer
Mayquest Ventures, Inc.
c/o Hydrangea Holdings Ltd.
1 Glafkou Street, Office 1
1085 Nicosia, Cyprus

> **Re:** **Mayquest Ventures, Inc.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010, December 14, 2010 and January 11, 2011**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-53701**

Dear Mr. Zherdytski:

We have reviewed your response letter received on January 11, 2011 and have the following comments. As noted in our letter dated October 28, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested amendment. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 17

1. We note your response to comment two from our letter dated December 17, 2010. The certifications of your principal executive officer and principal financial officer are not filed as stated in your filing. Please amend the Form 10-K to provide such certifications.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-

3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director